UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934

Pacific Internet Limited

(Name of Subject Company (Issuer))

Connect Holdings Limited

(Names of Filing Persons (Offerors))

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable (1)	Not applicable (1)

(1)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1

issuer tender offer subject to Rule 13e-4

going-private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

TABLE OF CONTENTS

EXHIBITS INDEX

This preliminary communication on Schedule TO is filed by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and relates to pre-commencement communications by Connect with respect to the ordinary shares of Pacific Internet Limited (PacNet). This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the ordinary shares of PacNet.

On 11 April 2007, Connect made an announcement of its decision to proceed with a voluntary conditional general offer (the Offer) to acquire all the issued ordinary shares in PacNet, other than ordinary shares already held by Connect. Under applicable Singapore law, the Offer will commence 14 to 21 days following such announcement. Copies of the announcement and related press release issued by Connect on 11 April 2007 are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Upon commencement of the Offer, Connect will file with the Securities and Exchange Commission (the SEC) a Schedule TO and related exhibits, including an Offer to Purchase and other related documents. Holders of PacNet shares are urged to read the Schedule TO and related exhibits when these become available because they will contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the SEC website at www.sec.gov and will be delivered without charge to all holders of PacNet shares.

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement of Connect relating to the Offer dated 11 April 2007.
99.2	Press release of Connect relating to the Offer, dated 11 April 2007.